UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                             October 27, 2020

 Mr. Howard Messing
 Chief Executive Officer
 Medical Information Technology, Inc.
 MEDITECH Circle
 Westwood, MA 02090

         Re:     Medical Information Technology, Inc.
                 Schedule 13E-3/A
                 File No. 005-77898
                 Amendment No. 1 to Schedule 14A
                 File No. 000-28092
                 Filed on October 26, 2020 by Medical Information Technology,
Inc.

 Dear Mr. Messing,

         We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendments to the filings and any information provided in response to these comments, we may have additional comments.

        If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

 Schedule 13E-3/A

 General

 1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders pursuant to
    Rule 13e-3(f). The meeting Notice has been voluntarily included, and is not required by
    Rule 13e-3(e) or considered part of the proxy statement as defined in Rule 14a-1(g). Please revise to ensure that the placement of the required legend has been made upon the outside front cover page of the federally-mandated disclosure document ultimately so disseminated.

 Item 3. Identity and Background of Filing Person

 2. We note the response to prior comment number 4 regarding Mr. Pappalardo and the
    MEDITECH Profit Sharing Trust under his control. The term    engage    as
used in Rule 13e-
    3(b) is undefined. Given that Mr. Pappalardo will beneficially own 47.2% of the outstanding
 Mr. Howard Messing
c/o Medical Information Technology, Inc.
October 27, 2020
Page 2

   shares on a post-reverse stock split basis, and no independent or special committee was formed to approve the transaction, please supplement the response to state, if true, that: (1)
   the shares ultimately voted by Mr. Pappalardo, alone and without more, will not be outcome-
   determinative for purposes of the required shareholder approval; and (2) in voting to approve the transaction in his capacity as a member of the Board, he only fulfilled his responsibility as a director and otherwise was powerless to direct the voting by the other directors.

Item 8. Fairness of the Transaction

3. The disclosure provided in response to prior comment number 9 did not
address the issuer   s
   position as to the fairness of the transaction. Please revise to expressly state, if true, that the
   Board produced the fairness determination on behalf of Medical Information Technology,
   Inc. Regardless of any delegation of authority to the Board, Item 8 of
Schedule 13E-3 and
   corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the
   Board. The term    subject company    is defined in Item 1000(f) of
Regulation M-A.

4. The term    unaffiliated security holder    is defined in Rule 13e-3(a)(4).
The fairness
   determination produced by the issuer should be separately directed at unaffiliated security holders who will receive cash consideration as well as those who will hold a continuing interest. Please revise. See Question 19 in Exchange Act Release 17719 (April 13, 1981).

Schedule 14A

5. A marked edition of the proxy statement was required to have been filed pursuant to Rule
   14a-6(h). In order to ensure compliance with this requirement, please confirm that an edition of the proxy statement ultimately will be filed to show the cumulative changes made since the initial submission was made on October 1, 2020.

Form of Proxy

6. Under Rule 14a-4(e), the proxy statement or form of proxy must affirmatively state, subject to reasonable specified conditions, that with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. Please revise.

        We remind you that Medical Information Technology, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mr. Howard Messing
c/o Medical Information Technology, Inc.
October 27, 2020
Page 3

       You may contact me at (202) 551-3266 with any questions.


                                                        Sincerely,

                                                        /s/ Nicholas P. Panos

                                                        Nicholas P. Panos
                                                        Senior Special Counsel
                                                        Office of Mergers &
Acquisitions

cc: Thomas J. LaFond, Esq.